Exhibit 99.1

Contact: Robert Lentz

(614) 439-6006

SCI Engineered Materials, Inc. Reports

2022 Fourth Quarter and Full-Year Results

COLUMBUS, Ohio (February 3, 2023) SCI Engineered Materials, Inc. (“SCI”) (SCIA: OTCQB), today reported financial results for the three and twelve months ended December 31, 2022. SCI is a global supplier and manufacturer of advanced materials for physical vapor deposition thin film applications who works closely with end users and OEMs to develop innovative, customized solutions.

Jeremy Young, President, and Chief Executive Officer, stated, 2022 was an exceptional year for SCI, which included record total revenue, gross profit, and earnings per share.  We increased sales volume through our growing portfolio of products and services, benefited from further manufacturing efficiencies, and added customers through focused marketing plans. Our growth strategy also includes research and development investments directed toward the introduction of innovative applications for specific niche markets including aerospace and defense. These initiatives represent positive steps toward achievement of our long-term growth goals.”

Mr. Young continued, “We increased our financial strength throughout 2022. Resources were allocated to specific areas of our business to enhance current and future performance. During the past year these actions included the cash purchase of more than $530,000 of manufacturing equipment, approximately $2.0 million of investments in income producing securities, and a 40% reduction in total debt outstanding to less than $150,000 at 2022 year-end.”

“Our plans for 2023 include increased sales volume and achievement of additional operating efficiencies. These efforts will benefit our commitment to continuously enhance

SCI’s performance through those things we can control, while we remain cautiously optimistic regarding  issues influencing the global economy.”

Total Revenue

Total revenue increased 75% to $23,467,030 for the twelve months ended December 31, 2022, from $13,448,021 the prior year. The Company’s 2022 fourth quarter total revenue was $5,818,755 or 79% above the same period a year ago. The most significant factor contributing to the increases for both periods in 2022 was higher pricing due to raw material costs, followed by positive volume comparisons and favorable product mix.

Order backlog was approximately $4.1 million on December 31, 2022, compared to $3.3 million on the same date in 2021. Orders remained solid entering 2023 as customers continue to prefer shorter lead times and intra-quarter shipments.

ERC Tax Credit

During the first nine months of 2021 the Company recorded an Employee Retention Credit (ERC) which totaled $560,921.  Recognition of these items contributed to lower cost of revenue of $323,038 and lower operating expenses of $237,883.  There was no ERC recorded during the fourth quarter of 2021 and year 2022.

Gross profit

Gross profit for the year 2022 increased 36% to $4,786,955 compared to $3,529,255 the prior year, while gross profit for the 2022 fourth quarter increased 44% to $1,243,603 from $861,297 for the same period a year ago. The positive comparisons for both periods in 2022 benefited from higher total revenue, favorable product mix and improved manufacturing efficiencies.

Operating expenses

Operating expenses (general and administrative, research and development, and marketing and sales) were $2,306,737 for the year 2022 versus $1,751,349 the prior year.

The 2021 operating expenses included $238,000 of ERC recorded during the first nine months of the year which reduced the reported amounts. General and administrative expense was higher than a year ago primarily due to increased staff, and additional business liability insurance reflecting the increase in total revenue. Research and development expense for the year 2022 increased due to additional research supplies including specialty materials for custom applications, and related initiatives. The increase in marketing and sales expense for the year 2022 versus 2021 was principally due to travel related to resumption of in-person meetings with customers and participation in additional industry trade shows.

For the 2022 fourth quarter, operating expenses increased approximately 3% to  $578,836 from $563,996  for the same period a year ago.

EBITDA*

EBITDA (earnings before interest, income taxes, depreciation, and amortization) increased 15% to $2,894,704 for the full-year 2022 from $2,515,199 for 2021. EBITDA for the 2022 fourth quarter nearly doubled to $782,530 compared to $396,884 a year ago. The increases for the year 2022 and fourth quarter compared to the prior year were attributable to higher pretax income.

Provision for Income Tax Expense

The Company’s provision for income tax expense was $542,395 for the twelve months ended December 31, 2022, compared to $392,242 in 2021.  For the 2022 fourth quarter, the provision for income tax expense increased to $230,820 from $53,960 for the same period in 2021. The differences between for both periods in 2022 compared to 2021 was primarily due to the significant increase in total revenue versus the same periods in 2021.

The deferred tax asset decreased from $663,820 at December 31, 2021 to $151,164 at December 31, 2022 primarily due to the utilization of tax net operating loss carryforwards in 2022.

Income Applicable to Common Stock

Income applicable to common stock was a record $1,957,024 for the twelve months ended December 31, 2022, compared to $1,654,672 in 2021.  This 18% increase was primarily due to higher revenue and gross profit.  The year 2021 results benefited from the ERC of approximately $561,000 recorded during the first nine months of 2021 plus a $325,300 gain on extinguishment of the Company’s Payroll Protection Plan loan in the first quarter of 2021.  Earnings per common share increased 16% to a record $0.43 for the twelve months ended December 31, 2022, compared to $0.37 for the year 2021.

The 2022 fourth quarter income applicable to common stock increased 102% to $465,047, or $0.10 per share, compared to $229,971, or $0.05 per share the prior year. Increased total revenue and gross profit for the 2022 fourth quarter contributed to the increase.

Cash and Total Debt Outstanding

Cash on hand on December 31, 2022, was $3,947,966 compared to $4,140,942 on the same date a year ago. During the fourth quarter of 2022 the Company purchased $1,989,265 of marketable securities which contributed to interest income of $31,100 for the period.  The Company completed the purchase of a new vacuum hot press and other equipment during the second half of 2022 for approximately $536,000 in cash.

Total debt outstanding was $146,516 on December 31, 2022, a decrease of 40% compared to $243,218 on that same date the prior year. During the year 2022 the Company made principal payments of $96,702 related to finance lease obligations.

*A reconciliation of the differences between the non-GAAP financial measure of EBITDA, as used in this release, with the most directly comparable GAAP financial measures is included in the financial schedules that are a part of this release. This non-GAAP financial measure is intended to supplement and should be read together with our financial results. It should not be considered an alternative or substitute for, and should not be considered superior to, our reported financial results. Accordingly, users of this financial information should not place undue reliance on this non-GAAP financial measure.

About SCI Engineered Materials, Inc.

SCI Engineered Materials is a global supplier and manufacturer of advanced materials for PVD thin film applications who works closely with end user and OEMs to develop innovative, customized solutions. Additional information is available at  www.sciengineeredmaterials.com or follow SCI Engineered Materials, Inc. at:

https://www.linkedin.com/company/sci-engineered-materials.-inc https://www.facebook.com/sciengineeredmaterials/

https://www.twitter.com/SciMaterials

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, customer guidance, forecasts, plans of the Company and its management. These forward-looking statements involve numerous risks and uncertainties, including without limitation, other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 2022. One or more of these factors have affected and could affect the Company's projections in the future. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. Due to the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company.

The Company assumes no obligation to update any forward-looking statements.

SCI ENGINEERED MATERIALS, INC.

BALANCE SHEETS

	December 31,	December 31,
	2022	2021
ASSETS
Current Assets
Cash	$3,947,966	$4,140,942
Investments - marketable securities, short term	989,265	—
Accounts receivable, less allowance for doubtful accounts	895,839	531,577
Inventories	2,177,917	1,073,218
Prepaid expenses	136,134	678,357
Total current assets	8,147,121	6,424,094

Property and Equipment, at cost	9,363,206	8,966,488
Less accumulated depreciation	(7,101,573)	(6,809,850)
Property and Equipment, net	2,261,633	2,156,638

Investments - marketable securities, long term	1,000,000	—
Right of use asset, net	185,072	274,298
Deferred tax asset	151,164	663,820
Other assets	85,138	89,552
Total other assets	1,421,374	1,027,670

TOTAL ASSETS	$11,830,128	$9,608,402

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Short term debt	$97,367	$96,702
Operating lease, short term	105,789	97,292
Accounts payable	514,512	250,383
Customer deposits	1,825,595	1,724,556
Accrued expenses	392,233	348,026
Total current liabilities	2,935,496	2,516,959

Long term debt	49,149	146,516
Operating lease, long term	99,834	205,623
Total liabilities	3,084,479	2,869,098

Total Shareholders' Equity	8,745,649	6,739,304

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$11,830,128	$9,608,402

SCI ENGINEERED MATERIALS, INC.

STATEMENTS OF OPERATIONS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022 AND 2021

	THREE MONTHS ENDED DEC. 31,		TWELVE MONTHS ENDED DEC. 31,
	2022	2021	2022	2021

Revenue	$5,818,755	$3,242,493	$23,467,030	$13,448,021

Cost of revenue	4,575,152	2,381,196	18,680,075	9,918,766

Gross profit	1,243,603	861,297	4,786,955	3,529,255

General and administrative expense	378,914	401,993	1,549,696	1,280,579

Research and development expense	103,531	86,471	375,728	235,679

Marketing and sales expense	96,391	75,532	381,313	235,091

Income from operations	664,767	297,301	2,480,218	1,777,906

Gain on extinguishment of debt	—	—	—	(325,300)

Interest (income) expense	(31,100)	7,332	(19,201)	32,140

Income before provision for income taxes	695,867	289,969	2,499,419	2,071,066

Provision for income tax expense	230,820	53,960	542,395	392,242

Net income	465,047	236,009	1,957,024	1,678,824

Dividends on preferred stock	—	6,038	—	24,152

INCOME APPLICABLE TO COMMON STOCK	$465,047	$229,971	$1,957,024	$1,654,672

Earnings per share - basic and diluted

Income per common share
Basic	$0.10	$0.05	$0.43	$0.37
Diluted	$0.10	$0.05	$0.43	$0.37

Weighted average shares outstanding
Basic	4,518,613	4,504,407	4,515,002	4,495,678
Diluted	4,546,787	4,535,704	4,542,891	4,523,690

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
CASH PROVIDED BY (USED IN):
Operating activities	$2,398,155	$2,610,548
Investing activities	(2,494,429)	(688,151)
Financing activities	(96,702)	(699,006)
NET (DECREASE) INCREASE IN CASH	(192,976)	1,223,391

CASH - Beginning of period	4,140,942	2,917,551

CASH - End of period	$3,947,966	$4,140,942

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022 AND 2021

	Three months ended Dec. 31,		Twelve months ended Dec. 31,
	2022	2021	2022	2021
Net income	$465,047	$236,009	$1,957,024	$1,678,824
Interest	(34,351)	2,539	(34,520)	10,653
Income taxes	230,820	53,960	542,395	392,242
Depreciation and amortization	121,014	104,376	429,805	433,480
EBITDA	782,530	396,884	2,894,704	2,515,199

Stock based compensation	8,679	8,670	49,321	47,903
Adjusted EBITDA	$791,209	$405,554	$2,944,025	$2,563,102